Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

ALEXCO RESOURCE CORP.
1150 - 200 Granville Street
Vancouver, BC V6C 1S4

Item 2	Date of Material Change

November 11, 2009

Item 3	News Release

The news release was disseminated through Marketwire on November 11, 2009.

Item 4	Summary of Material Change

The Company announced the completion of a positive Development Plan for its wholly owned silver-lead-zinc Bellekeno mine in the Keno Hill Silver District, Yukon. The Development Plan incorporates the terms of Alexco’s agreement with Silver Wheaton Corp. (NYSE, TSX:SLW) (“Silver Wheaton”), and outlines a project with a pre-tax net present value to Alexco of C$31.9 million over an initial mine life of approximately four years. Silver Wheaton has provided Alexco with written confirmation of their acceptance that the Development Plan is favourable, and Alexco’s Board of Directors has authorized the initiation of construction activity in anticipation of full mine production in the third quarter of 2010.

The Development Plan is a comprehensive study describing the proposed mining methods and proposed mineral processing methods, as well as expected metallurgical recoveries, engineering design of mill and mine facilities, permitting requirements, environmental impacts and other factors relevant to the construction and operation of the proposed mine. The Plan encompasses an updated mineral resource estimate for Bellekeno on which the proposed mining plan is based, as well as an economic analysis of the project.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached press release.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact David Whittle, Chief Financial Officer, at (604) 633- 4888.

Item 9	Date of Report

November 19, 2009

News Release

Alexco Completes Positive Bellekeno Mine Development Plan, Silver Wheaton
Concurs – Initiation of Construction Approved

November 11, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce the completion of a positive Development Plan for its wholly owned silver-lead-zinc Bellekeno mine in the Keno Hill Silver District, Yukon. The Development Plan incorporates the terms of Alexco’s agreement with Silver Wheaton Corp. (NYSE, TSX:SLW) (“Silver Wheaton”), and outlines a project with a pre-tax net present value to Alexco of C$31.9 million over an initial mine life of approximately four years. Silver Wheaton has provided Alexco with written confirmation of their acceptance that the Development Plan is favourable, and Alexco’s Board of Directors has authorized the initiation of construction activity in anticipation of full mine production in the third quarter of 2010.

The Development Plan is a comprehensive study describing the proposed mining methods and proposed mineral processing methods, as well as expected metallurgical recoveries, engineering design of mill and mine facilities, permitting requirements, environmental impacts and other factors relevant to the construction and operation of the proposed mine. The Plan encompasses an updated mineral resource estimate for Bellekeno on which the proposed mining plan is based, as well as an economic analysis of the project.

The pre-tax results of the economic analysis of the project are summarized as follows:

		Base Case Scenario - Consensus	Current Metal	Three-Year	Wardrop
		Forward-Looking Metal Prices	Prices [2]	Historical	Assumed
		and Exchange Rates [1]		Averages [3]	Prices [4]
Cumulative undiscounted
net cash flows	CAD$	$38.3 million	$70.2 million	$52.2 million	$38.3 million
NPV (pre-tax) at 8%	CAD$	$31.9 million	$57.7 million	$42.7 million	$31.2 million
Alexco Payback Period	years	0.5	0.25	0.5	0.5

Notes:
1.

Based on metal prices of US$15.16 per ounce for silver, US$996 per ounce for gold, US$0.72 per pound for lead and US$0.85 per pound for zinc and a USD/CAD exchange rate of $0.92, representing consensus average metal price and currency exchange forecasts as of November 6, 2009 as published publicly by a basket of independent Canadian investment analysts and compiled by Alexco.

2.

Based on metal prices of US$17.39 per ounce for silver, US$1,097 per ounce for gold, US$1.02 per pound for lead and US$0.98 per pound for zinc and a USD/CAD exchange rate of $0.93, representing current metal prices and currency exchange as of November 6, 2009.

3.

Based on metal prices of US$14.04 per ounce for silver, US$813 per ounce for gold, US$0.94 per pound for lead and US$1.10 per pound for zinc and a USD/CAD exchange rate of $0.91, representing three-year historical averages as reported from the London Metal Exchange and the Bank of Canada.

4.

Based on metal prices of US$13.50 per ounce for silver, US$800 per ounce for gold, US$0.90 per pound for lead and US$0.90 per pound for zinc and a USD/CAD exchange rate of $0.92, representing metal prices and currency exchange assumed by Wardrop Engineering Inc.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Highlights of Development Plan

Key highlights from the Development Plan are summarized as follows:

  Average net smelter return (“NSR”) over the life of mine (“LOM”) is estimated at C$458 per tonne mined, including C$535 per tonne mined over the first two years.
  Average operating costs over the LOM are estimated to be C$287 per tonne mined, including mining, milling, general and administrative costs and royalty payments, yielding an LOM operating margin of C$171 per tonne, with average operating costs over the first two years estimated to be C$287 yielding an operating margin of C$248.
  Silver production costs on a net of by-products basis are estimated to be US$6.07 per ounce over the LOM under the base case scenario, and US$3.83 per ounce under the current metal prices scenario.
  Accounting for mining dilution and recovery, a total of 321,941 tonnes containing an estimated 871 grams per tonne silver, 9.5% lead and 5.6% zinc on a payable metal basis are included in the current LOM mining plan. The mining plan is based entirely on indicated resources. LOM metal production to concentrate is estimated to be approximately 8.6 million ounces silver, 65.2 million pounds lead and 35.2 million pounds zinc.
  Processing will utilize a standard lead and zinc differential flotation process incorporating dry stack tailings technology, with the processing plant carrying a design capacity of 408 tonnes per day. Average LOM recoveries are estimated to be 95.8% silver, 96.9% lead and 88.4% zinc to produce approximately 42,043 dry tonnes of lead/silver concentrate and 29,293 dry tonnes of zinc/silver concentrate over the LOM.
  Mining and milling operations will be carried out year-round at a base-plan production rate of 250 tonnes per day.
  Mining will be carried out by a mining contractor, using predominantly cut-and-fill mining methods augmented with some minor shrink stoping to optimize high grade mineralization extraction and reduce dilution. Mined-out stopes will be backfilled with a cemented blend of development waste rock and the pyritic component of dry filtered tailings backhauled from the processing plant.
  In early 2009, Alexco completed a decline accessing the historic Bellekeno workings to enable an extensive underground resource drilling program as well as rehabilitate the historic infrastructure, re- establish mine ventilation and provide a secondary escape. This has also allowed direct geotechnical study and assessment of ground conditions in the resource body, enabling development of a robust strategy for ground control management.
  Total construction and development capital to achieve commercial production is estimated to be C$41.6 million, including a contingency factor of approximately 16%. Of this, US$35 million (C$38.0 million at an estimated exchange rate of $0.92) will be funded by Silver Wheaton under its silver purchase agreement with Alexco.
  The economic analysis reflects 25% of the silver production being sold to Silver Wheaton at US$3.90 per ounce, in accordance with the silver purchase agreement.
  The construction and development schedule in the Development Plan anticipates initial mine and mill production commencing in June 2010.
  Approximately 83,000 tonnes of zinc rich inferred resources in the lower East zone are not included the mine plan, but represent a potential opportunity to expand the minable resource base depending upon definition drilling and future zinc prices. Additionally, based on structural and stratigraphic studies combined with the extensive drilling carried out on the Bellekeno deposit, a number of resource expansion and exploration targets have been identified in areas within and immediately adjacent to the existing minable resource. The highest priority of these targets will be tested in the first half of 2010, during the mine development period.

“This completion of the Bellekeno Development Plan is a watershed event for Alexco, setting us up to bring into production what I believe will be the first of many Alexco mines in the Keno Hill district,” said Clynton Nauman, President and Chief Executive Officer of Alexco, “and we are very pleased to have the support of a partner like Silver Wheaton on this project. I have no doubt that our success at Keno Hill will yield clear and lasting benefits, not only to Alexco but also to the First Nation of Na-Cho Nyak Dun and all other project stakeholders. This benefit will not only be realized through rejuvenation of commercial mining activity in the Keno Hill Silver District but also through the ongoing environmental clean-up and remediation work our team, as contractor to the Government of Canada, is conducting throughout this historic mining district.”

“By partnering with Alexco, Silver Wheaton is strategically positioned within one of the richest silver belts in the world,” said Peter Barnes, President and Chief Executive Officer of Silver Wheaton. “The Keno Hill district boasts a 75 year production history with unparalleled silver grades, and we are excited to participate in the resumption of silver production in the area. With more than 35 historic mines in the district, and numerous high quality exploration targets, we look forward to a long and prosperous partnership with Alexco.”

Updated Mineral Resource Estimate

The updated mineral resource estimate for Bellekeno is summarized as follows:

Resource Category	Zone	Tonnage	Silver	Lead	Zinc	Contained
						Silver
		[tonnes]	[grams per tonne]	[%]	[%]	[ounces]

Indicated	Southwest	215,800	997	12.6	7.2	6,917,000
	99	91,700	995	7.5	4.2	2,933,000
	East	93,500	672	3.9	6.9	2,020,000
Total Indicated	All	401,000	921	9.4	6.5	11,870,000

Inferred	East	111,100	320	3.1	17.9	1,143,000

Notes:
1.	Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates.
2.	Based on an NSR cut-off of US$185 per tonne, calculated on an in-situ (undiluted) basis. Metallurgical recoveries are applied.
3.	The effective date of this resource estimate is November 9, 2009.

The updated resource estimate has been determined using a three-dimensional block model constrained by wireframe, integrating underground chip sample and drill core data for all three resource zones (Southwest, 99 and East). The drilling database includes 7,333 meters of underground diamond drilling in 132 holes as well as 1,666 meters of surface diamond drilling carried out during 2009 to infill the shallower portions of the East and 99 zones, plus approximately 10,277 meters of surface diamond drilling completed by Alexco prior to 2009. Also during 2009, underground geologic mapping was undertaken at multiple points in the historical workings, focused on structure and mineralization as well as hangingwall and footwall lithologies.

Following geostatistical analysis and variography, metal grades were estimated separately into block models for each zone using an inverse distance squared methodology. All data has been verified and validated by Alexco in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines. All mineral resources have been estimated following the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005), in accordance with the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and with NI 43-101 guidelines.

A rigorous quality control and quality assurance protocol has been used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs facility at North Vancouver, BC for preparation followed by fire assay and multi-element ICP analyses.

National Instrument 43-101 and Qualified Persons

For purposes of National Instrument 43-101 (“NI 43-101”), the Development Plan is considered an update to the preliminary economic assessment released by Alexco in July 2008 (see news release dated July 9, 2008 entitled “Alexco Releases Positive Preliminary Economic Assessment on Bellekeno Deposit, First of Several Potential Silver Production Opportunities in the Keno Hill Silver District”) and the resource estimate released in January 2008 (see news release dated January 30, 2008 entitled “Alexco Outlines New Zinc-Silver Zone at Bellekeno and Updates Resource Estimate”). The proposed mining plan and economic analysis under the Development Plan are based entirely on indicated resources. Alexco intends to file a NI 43-101 compliant technical report on SEDAR in respect of the Development Plan and the contents of this news release no later than 45 days from the date hereof.

The Development Plan has been prepared by an integrated team of personnel from Alexco, Wardrop Engineering Inc. (“Wardrop”) and SRK Consulting (Canada) Inc. (“SRK”). The updated mineral resource estimate for Bellekeno has been prepared by Alexco under the responsibility of Stan Dodd, L.Geo., Vice President, Exploration and Vince Scartozzi, L.Geo., Chief Mine Geologist, with the analysis of specific gravity and variography performed by SRK under the responsibility of David Keller, P.Geo. The mining plan has been prepared by SRK, with geotechnical study and design and the ground control management plan prepared under the responsibility of Bruce Murphy, FSAIMM, and mine design and estimation of minable resources prepared under the responsibility of Ken Reipas, P.Eng. All other components of the Development Plan, including design and costing of infrastructure, mineral processing and the economic analysis, have been prepared by Wardrop under the responsibility of Hassan Ghaffari, P.Eng. Each of these named individuals is a Qualified Person as defined by NI 43-101, and each has reviewed and verified the scientific and technical information disclosed in this news release. David Keller, Bruce Murphy, Ken Reipas and Hassan Ghaffari are Independent of Alexco as defined by NI 43-101.

Silver Wheaton Agreement

A total of US$35 million for construction and development of the Bellekeno mine is to be provided by Silver Wheaton under a silver purchase agreement entered into in October 2008. This agreement provides that Silver Wheaton will purchase 25% of future Keno Hill district silver production at a cost of US$3.90 per ounce of silver delivered, plus up-front deposit payments to Alexco totaling US$50 million. An initial US$15 million deposit payment was received in December 2008, and the remaining US$35 million will be received on a monthly draw-down basis subject to certain conditions including Alexco having sufficient committed funds available to complete construction and achieve production within specified time frames.

The primary condition to draw-down under the agreement was the delivery to Silver Wheaton of the Development Plan and their acceptance that it was favourable, and this condition has now been met.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All resource estimates included in this news release have been prepared in accordance with NI 43-101 and the CIM Definition Standards for Mineral Resources and Mineral Reserves (December 2005). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of Industry Guide 7 promulgated by the United States Securities and Exchange Commission (“SEC”) under the United States Securities Act of 1933, as amended, and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards under Industry Guide 7 do not define the terms and normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. Investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC’s Industry Guide 7, and reserves reported by the Corporation in compliance with NI 43-101 may not qualify as “reserves” under Industry Guide 7 standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.